

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 16, 2017

David R. Brooks
Chairman and Chief Executive Officer
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, TX 75069

>   **Re: Independent Bank Group, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed January 20, 2017**
>   **File No. 333-215644**

Dear Mr. Brooks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you have provided the financial statements of Carlile, including Carlile's MD&A discussion of its financial condition and results of operations, as exhibits to Independent's Item 9.01 Current Report on Form 8-K, filed with the Commission on January 20, 2017. Item 9.01 of Form 8-K requires a registrant to provide financial statements required by Rule 3-05 of Regulation S-X for any business acquisition required to be described in answer to Item 2.01 of Form 8-K. Item 2.01 of Form 8-K relates to a company's acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business. We note that the merger transaction does not fall within the ambit of Item 2.01, nor are the target's financial statements required to be prepared in accordance with Rule 3-05 of Regulation S-X. In this regard, we also note that the Form 8-K filed on November 22, 2016 reported the merger transaction under Item 1.01 of Form 8-K. Please revise your registration statement to provide all disclosures in

compliance with the requirements of Item 17(b) of Form S-4, and in particular the financial statements of Carlile pursuant to Item 17(b)(7) of the form. Otherwise, please tell us why you would not be required to do so.

Prospectus Cover Page

2. Please revise the first paragraph to simplify disclosure relating to the exchange ratio by including the page 77 formula pursuant to which the exchange ratio will be calculated, acknowledging that the $434 million amount represents the agreed upon shareholders value, which is subject to a dollar-per-dollar downward adjustment if Carlyle's adjusted tangible equity is less than $200 million.

3. Please revise to disclose that the merger is subject to a floor price, triggering Carlile's termination right as described on page 123. Please also revise to disclose that, if Carlile exercises its right to terminate the merger, Independent may prevent termination by adjusting the exchange ratio.

Summary, page 16

4. Please revise to include a chart in this section with Independent's share price as of the most recent practicable date and at increments decreasing ratably to $47.40, with footnotes to address the effect of downward adjustments.

Voting by Carlile's Directors and Executive Officers, page 72

5. We note your statement that 17,069,700 shares of Carlile voting common stock, equal to 62.2% of the shares of Carlile voting common stock outstanding at the date of the prospectus, were subject to voting and lockup agreements. You state elsewhere in the prospectus that 35,064,719 shares of Carlile common stock were outstanding at the date of the prospectus. Please revise to correct either the percentage of shares or number of shares, as appropriate, subject to voting and lockup agreements, or explain how you calculated this figure.

6. Please file a form of the voting and lock up agreement as an exhibit to the registration statement.

Relationships, page 96

7. Please disclose the fee that Stephens will receive upon the successful closing of the merger. In addition, please disclose the compensation received by Stephens for services it performed on your behalf during the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

<u>Financial Interests of Directors and Officers of Carlile in the Merger, page 124</u>

8.   We note that Messrs. Clark, White and Curtis have entered into employment agreements with Independent and Independent Bank. To the extent that any of these individuals will serve as an executive officer of Independent post-merger, please revise your disclosure where appropriate to provide the information required by Items 401, 402, and 404 of Regulation S-K. Please refer to Item 18(a)(7) of Form S-4.

9.   Please expand your disclosure to describe the material terms of the employment agreements for each of the three executives. Please file the employment agreement(s) as exhibit to the registration statement if these Carlile executives will serve as executive officers of Independent.

10.   Please file written consents for Messrs. Nichols, Gormley and Doody, who will serve as directors of the company following the merger, as required by Securities Act Rule 438.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Joseph A. Hoffman, Esq
        Andrews Kurth Kenyon LLP